                                                                     EXHIBIT 12

                         MATTEL, INC. AND SUBSIDIARIES
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                     (AMOUNTS IN THOUSANDS, EXCEPT RATIOS)
                                  (UNAUDITED)

                            FOR THE NINE
                            MONTHS ENDED
                            SEPTEMBER 30,         FOR THE YEARS ENDED DECEMBER 31, (a)
                          ------------------  ------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  --------
EARNINGS AVAILABLE FOR
 FIXED CHARGES:
Income before income
 taxes, cumulative ef-
 fect of changes in ac-
 counting principles and
 extraordinary item.....  $391,395  $369,580  $532,902  $393,632  $236,646  $282,945  $214,326
Less (plus) minority in-
 terest and undistrib-
 uted income (loss) of
 less-than-majority-
 owned affiliates, net..       253      (136)      197       215       124       (23)    2,432
Add:
Interest expense........    52,491    51,804    73,589    55,449    62,614    68,716    64,334
Dividends - STAR pre-
 ferred stock...........       --        --        --        --        --        --      1,257
Appropriate portion of
 rents (b)..............    10,984    10,448    14,276    11,242    11,276    11,898     7,871
Earnings available for
 fixed charges..........  $455,113  $431,696  $620,964  $460,538  $310,660  $363,536  $290,220
FIXED CHARGES:
Interest expense........  $ 52,491  $ 51,804  $ 73,589  $ 55,449  $ 62,614  $ 68,716  $ 64,334
Capitalized interest....     1,457       439       693       285       --        --        --
Dividends - STAR pre-
 ferred stock...........       --        --        --        --        --        --      1,257
Dividends - Series F
 preference stock.......       --      3,297     3,342     4,689     4,894     4,826     4,830
Appropriate portion of
 rents (b)..............    10,984    10,448    14,276    11,242    11,276    11,898     7,871
Fixed charges (c)         $ 64,932  $ 65,988  $ 91,900  $ 71,665  $ 78,784  $ 85,440  $ 78,292
Ratio of earnings to
 fixed charges..........      7.01x     6.54x     6.76x     6.43x     3.94x     4.25x     3.71x
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(a) Consolidated financial information for 1993, 1992 and 1991 has been restated for the effects of the November 1993 merger of Fisher-Price, Inc.
    into a wholly-owned subsidiary of the Company, accounted for as a pooling of interests. Fisher-Price, Inc. was excluded from periods prior to July
    1, 1991, while its business was operated as a division of The Quaker Oats
    Company.
(b) Portion of rental expenses which is deemed representative of an interest factor, not to exceed one-third of total rental expense.
(c) Until July 1, 1991, the Company was a guarantor of certain foreign bank lines of credit extended to less-than-majority-owned joint ventures.
    Performance by the Company pursuant to these guarantees was deemed unlikely, thus the associated fixed charges have been excluded from computation of the ratio of earnings to fixed charges. The portion of fixed charges paid by less-than-majority-owned joint ventures for which the Company was guarantor was approximately $4.5 million in 1991.